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MAR 29 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66379

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPLINK SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 PIER AVENUE, SUITE 123

(No. and Street)

HERMOSA BEACH	CA	90254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal Company, LLC

(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd., Suite 201	Sugar Land	TX	77478
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, CAPLINK SECURITIES, INC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

See attachment for notarization

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles } s.s.

Subscribed and sworn to (or affirmed) before me on this 25 day of March (Month),

20 19, by Scott Mibu (Name of Signer (1)) and

N/A (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

Signature of Notary Public

ELISA QUINTERO
Notary Public - California
Los Angeles County
Commission # 2208579
My Comm. Expires Aug 3, 2021

Seal

For other required information (Notary Name, Commission No. etc.)

OPTIONAL INFORMATION

Although the information in this section is not required by law it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Annual Audited Report Form

containing 3 pages, and dated 3/25/19

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:

- [x] form(s) of identification
- [ ] credible witness(es)

CA Driver License

Notarial event is detailed in notary journal on:

Page # 115 Entry # 5

Notary contact: 310 374 4470

Other

- [ ] Affiant(s) Thumbprint(s)
- [ ] Describe: ______

CapLink Securities Inc

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2018

Contents

Independent Auditor's Opinion 3

Financial Statements 6

Statement of Financial Condition 7

Statement of Operations 8

Statement of Cash Flows 9

Statement of Changes in stockholders' equity 10

Notes to Financial Statements 11

Supplementary Computations Pursuant to SEA Rule 17a-5 14

Supplementary Statements Pursuant to SEA Rule 17a-5 15

Statement Related to Uniform Net Capital Rule 15

Statement Related to Exemptive Provision (Possession and Control) 15

Statement Related to Material Inadequacies 15

Statement Related to SIPC Reconciliation 15

Supplementary Exemption Report Pursuant to SEA Rule 17a-5 16

Independent Public Accountants Review Report on CapLink Securities Inc's Exemption 17

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 19

CapLink Securities Inc

Independent Auditor's Opinion

For the Year-ended December 31, 2018

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SEC Mail Processing
2019
Washington, DC

Directors and Shareholders
CapLink Securities Inc
200 Pier Avenue, Suite 123
Hermosa Beach CA 90254

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of CapLink Securities Inc (the "Company") as of December 31, 2018, and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Emphasis-of-Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring operating losses and negative cash flow and has financed its working capital requirements through related party contributions. These conditions raise doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect to this matter.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL & COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as the CapLink Securities Inc's auditor since 2018.

Sugar Land, TX

March 25, 2019

CapLink Securities Inc

Financial Statements

For the Year-ended December 31, 2018

CapLink Securities Inc
Statement of Financial Condition
As of December 31, 2018

Assets

Cash	$	15,982
Other Assets - Prepaid		6,100
Total assets	$	22,082

Liabilities and Shareholders' Equity

Liabilities

Accounts payable and accrued expenses	$	6,644
Total liabilities		6,644

Shareholders' equity

Common stock, .001 par value; 10,000 shares authorized		
2,000 shares outstanding		2
Additional paid-in capital		35,443
Accumulated deficit		(20,007)
Total Shareholders' equity	$	15,438
Total Liabilities and Shareholders' equity	$	22,082

The accompanying notes are an integral part of these financial statements.

CapLink Securities Inc
Statement of Operations
For the Year-Ended December 31, 2018

Revenues	
Commissions	$ 396,500
Total revenues	396,500
Expenses	
Commission expense	332,402
Professional fees	19,833
Regulatory fees	16,925
Rent	21,700
Other operating expenses	14,839
Total expenses	405,699
Net (loss) before income tax provision	(9,199)
Income tax provision	800
Net (loss)	$ (9,999)

The accompanying notes are an integral part of these financial statements.

CapLink Securities Inc
Statement of Cash Flows
For the Year-Ended December 31, 2018

Cash flow from operating activities:		
Net (loss)		$ (9,999)
Adjustments to reconcile net income (loss) to net		
cash (used in) operating activities:		
Decrease in assets:		
Commission Receivable	$ 16,169	
Prepaid Expense	645	
(Decrease) in liabilities:		
Accounts payable and accrued expenses	(2,152)	
Commissions Payable	(14,875)	
Total adjustments		(213)
Net cash (used in) operating activities		(10,212)
Net cash provided by (used in) in investing activities		-
Shareholders' contributions	5,000	
Net cash provided by financing activities		5,000
Net decrease in cash		(5,212)
Cash at beginning of year		21,194
Cash at end of year		$ 15,982
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Interest	$ -	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

CapLink Securities Inc
Statement of Changes in stockholders' equity
As of and for the Year-Ended December 31, 2018

	Common Stock		Additional Paid-in	Deficit	Total Shareholders'
	Shares	Par Value	Capital	Accumulated	Equity
Balance at January 1, 2018	2,000	$ 2	$ 30,443	$ (10,008)	$ 20,437
Shareholders contribution			5,000		5,000
Net (loss)				(9,999)	(9,999)
Balance at December 31, 2018	2,000	$ 2	$ 35,443	$ (20,007)	$ 15,438

The accompanying notes are an integral part of these financial statements.

CapLink Securities Inc
Notes to Financial Statements
As of and for the Year-Ended December 31, 2018

NOTE I - SIGNIFICANT ACCOUNTING POLICIES

Organization – CapLink Securities, Inc. (the "Company") was incorporated in the State of California on April 17, 2003 under the name Centara Capital Securities, Inc. Operations began July 2004. In August 2015, the Company changed their name to CapLink Securities, Inc. and filed the change with the Secretary of the State of California. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private Placements
- Third party marketing of alternative investments

Revenue Recognition – Third party marketing revenue is recognized in the form of quarterly fees that are earned as a percentage of the manager's fees assessed and earned on the assets in the various funds. Marketing fees are recognized in the month that the manager charges the quarterly fees on the assets in the funds. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. On October 29, 2013, the Company began conducting business under Rule 15c3-3(k)(2)(i).

Concentrations of Credit Risk - The Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 GOING CONCERN AND LIQUIDITY RISK

The accompanying financial statements have been prepared on a going concern basis, which contemplates the continuation of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. For the year ended December 31, 2018, the Company reported a net loss of $9,999 and relied on contributions from the member of $5,000 to fund its operations. These results and the $15,982 of cash on hand at December 31, 2018 raise substantial doubt about the Company's ability to continue as a going concern.

Management's plan for 2019 to mitigate any perceived going concern will be achieved by a focus on expanding its revenues from new customers and by reducing expenditures via a sufficient reduction of the current high percentage commission payout to its owners. It is expected that such measures will provide the working capital necessary to fund the Company's operations in accordance with its currently planned business activities.

NOTE 3 - FAIR VALUE

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

NOTE 4 - INCOME TAXES

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2015 to the present, generally for three years after they are filed.

NOTE 5 – EXEMPTION FROM THE SEC RULE 15C3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

NOTE 6 – LEASE FOOTNOTE

The Company leases office space under a non-cancellable operating lease expiring October 31, 2019. At December 31, 2018, future minimum lease payments under this agreement were $18,500. Rent expense for the year was $21,700.

NOTE 7 – SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary report under SEC Rule 17a-5(e)(4) for year ended December 31, 2018 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 8 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2018 through March 23, 2019, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

CapLink Securities Inc

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-ended December 31, 2018

CapLink Securities Inc
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Computation of Net Capital

Total Stockholder's Equity	$	15,437
Non-Allowable Assets	$	6,100
Haircuts on Securities Positions		
Securities Haircuts	$	-
Undue Concentration Charges	$	-
Net Allowable Capital	$	9,337

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	443
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	4,337

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	6,645
Percentage of Aggregate Indebtedness to Net Capital		71.17%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2018	$	9,337
Adjustments		
Increase (Decrease) in Equity		
(Increase) Decrease in Non-Allowable Assets	$	-
(Increase) Decrease in Securities Haircuts	$	-
(Increase) Decrease in Undue Concentration Charges	$	-
Net Capital per Audit	$	9,337
Reconciled Difference	$	-

CapLink Securities Inc
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $9,337 which was $4,337 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 71.17%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

CapLink Securities Inc

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

As of and for the Year-Ended December 31, 2018

Independent Public Accountants Review Report on CapLink Securities Inc's Exemption

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Scott Mibu
CapLink Securities Inc
200 Pier Avenue, Suite
123
Hermosa Beach, CA 90254

Dear Scott Mibu:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which CapLink Securities Inc identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. CapLink Securities Inc stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. CapLink Securities Inc's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CapLink Securities Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL & COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

March 25, 2019

CapLink Securities Inc
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

CapLink Securities Inc
200 Pier Avenue, Suite 123
Hermosa Beach, CA 90254

January 21, 2019

Thayer O'Neal & Company LLC
101 Parklane Blvd., Suite 201
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, CapLink Securities Inc;

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;
2. We have met the identified exemption from January 01, 2018 through December 31, 2018, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

Scott Mibu
President
CapLink Securities Inc